Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

SPONSOR SUPPORT AGREEMENT AND DEED

This SPONSOR SUPPORT AGREEMENT AND DEED (this “Agreement”) is made and entered into as of September 15, 2021, by and among Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), Prenetics Group Limited, a Cayman Islands exempted company (the “Company”), Artisan Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Artisan LLC, a Cayman Islands limited liability company (“Sponsor”) and, solely for purposes of Article VI, Section 7.1 and Section 7.5 of this Agreement (and the other sections of this Agreement solely to the extent relating to Article VI, Section 7.1 and Section 7.5), certain individuals listed on Schedule A hereto, each of whom is a member of the SPAC Board or an officer of SPAC as of the date hereof (the “Insiders”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement.

WHEREAS, PubCo, the Company, SPAC, AAC Merger Limited, a Cayman Islands exempted company (“Merger Sub 1”), and PGL Merger Limited, a Cayman Islands exempted company (“Merger Sub 2”), are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) pursuant to which, among other things, SPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity and a wholly-owned subsidiary of PubCo, and Merger Sub 2 will merge with and into the Company, with the Company being the surviving entity and a wholly-owned subsidiary of PubCo;

WHEREAS, Sponsor is, as of the date of this Agreement, the sole legal owner of such number of SPAC Class B Ordinary Shares and SPAC Warrants set forth opposite Sponsor’s name on Schedule B hereto (such SPAC Class B Ordinary Shares and SPAC Warrants, together with any other SPAC Securities acquired by Sponsor after the date of this Agreement and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, SPAC, the Company and PubCo have requested that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement and the Business Combination Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I
Representations and Warranties of Sponsor

Sponsor hereby represents and warrants to the Company, PubCo and SPAC as follows:

1.1           Organization and Standing. Sponsor has been duly organized and is validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Sponsor is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

1.2           Authorization; Binding Agreement. Sponsor has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate proceedings on the part of Sponsor are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by Sponsor and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligations of Sponsor, enforceable against Sponsor in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

1.3           Governmental Approvals. No Governmental Order on the part of Sponsor is required to be obtained or made in connection with the execution, delivery or performance by Sponsor of this Agreement or the consummation by Sponsor of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the ability of Sponsor to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by Sponsor do not and will not (a) conflict with or violate any provision of the Organizational Documents of Sponsor, (b) conflict with or violate any Law or Governmental Order applicable to Sponsor or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Sponsor under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Sponsor under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of Sponsor, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Sponsor to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.5           Subject Shares. Sponsor is the sole legal and beneficial owner of the SPAC Securities set forth opposite Sponsor’s name on Schedule B hereto, and all such SPAC Securities are owned by Sponsor free and clear of all Encumbrances, other than Encumbrances pursuant to this Agreement, the SPAC Letter Agreement (as defined below), the Organizational Documents of SPAC or applicable federal or state securities Laws. Sponsor does not own legally or beneficially any shares or warrants of SPAC other than the SPAC Securities set forth opposite Sponsor’s name on Schedule B hereto. Sponsor has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement and the SPAC Letter Agreement. For the avoidance of doubt, the first sentence in this Section 1.5 refers to “beneficial owner” of the title to the SPAC Securities and does not refer to “beneficial owner” of such securities as the term is used under Section 13(d) of the Exchange Act.

1.6           Business Combination Agreement. Sponsor understands and acknowledges that SPAC, the Company and PubCo are entering into the Business Combination Agreement in reliance upon Sponsor’s execution and delivery of this Agreement. Sponsor has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement.

1.7           Adequate Information. Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC, PubCo and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC, PubCo or the Company and based on such information as Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. Sponsor acknowledges that SPAC, PubCo and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Sponsor acknowledges that the agreements contained herein with respect to the Subject Shares held by Sponsor are irrevocable unless the Business Combination Agreement is terminated in accordance with its terms and shall only terminate upon the termination of this Agreement.

1.8           Restricted Securities. Sponsor understands that the Shareholder Merger Consideration that Sponsor may receive in connection with its Subject Shares and the Initial Merger will be “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, Sponsor must hold such Shareholder Merger Consideration indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the PubCo Ordinary Shares shall contain a legend to such effect.

Article II
Representations and Warranties of SPAC

SPAC hereby represents and warrants to Sponsor, the Company and PubCo as follows:

2.1           Organization and Standing. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

2.2           Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of SPAC and, other than the SPAC Shareholders’ Approval, no other corporate proceedings on the part of SPAC are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3           Governmental Approvals. No Governmental Order on the part of SPAC is required to be obtained or made in connection with the execution, delivery or performance by SPAC of this Agreement or the consummation by SPAC of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

2.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by SPAC do not and will not (a) conflict with or violate any provision of the SPAC Charter, (b) conflict with or violate any Law or Governmental Order applicable to SPAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of SPAC, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Article III
Representations and Warranties of PubCo

PubCo hereby represents and warrants to the Company, Sponsor and SPAC as follows:

3.1            Organization and Standing. PubCo is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. PubCo has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. PubCo is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

3.2            Authorization; Binding Agreement. PubCo has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and shareholders of PubCo and no other corporate proceedings on the part of PubCo are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by PubCo and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of PubCo, enforceable against PubCo in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3            Governmental Approvals. No Governmental Order on the part of PubCo is required to be obtained or made in connection with the execution, delivery or performance by PubCo of this Agreement or the consummation by PubCo of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

3.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by PubCo will not (a) conflict with or violate any provision of Organizational Documents of PubCo, (b) conflict with or violate any Law or Governmental Order applicable to PubCo or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by PubCo under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of PubCo under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of PubCo, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Article IV
Representations and Warranties of the Company

The Company hereby represents and warrants to PubCo, Sponsor and SPAC as follows:

4.1           Organization and Standing. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

4.2            Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and shareholders of the Company and, other than the Company Shareholders’ Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3            Governmental Approvals. No Governmental Order on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

4.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by the Company will not (a) conflict with or violate any provision of Organizational Documents of the Company, (b) conflict with or violate any Law or Governmental Order applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of the Company, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Article V
Agreement to Vote; Certain Other Covenants of Sponsor

Sponsor covenants and agrees with PubCo and the Company during the term of this Agreement as follows:

5.1           Agreement to Vote.

(a)                In Favor of Initial Merger and the Transaction Proposals. At any meeting of the shareholders of SPAC or any class of shareholders of SPAC called to seek the SPAC Shareholders’ Approval, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of SPAC or any class of shareholders of SPAC or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement, any other Transaction Documents, the Initial Merger, the other Transaction Proposals or any other Transaction is sought, Sponsor shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Shares in favor of granting the SPAC Shareholders’ Approval or, if there are insufficient votes in favor of granting the SPAC Shareholders’ Approval, in favor of the adjournment or postponement of such meeting of the shareholders of SPAC to a later date.

(b)                Against Other Transactions. At any meeting of shareholders of SPAC or any class of shareholders of SPAC or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of SPAC or in any other circumstances upon which Sponsor’s vote, consent or other approval is sought, Sponsor shall:

(i)              if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum; and

(ii)            vote (or cause to be voted) the Subject Shares (including by proxy, withholding class vote and/or written consent, if applicable) against (x) any business combination agreement, merger agreement or merger (other than the Business Combination Agreement and the Initial Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC or any public offering of any Equity Securities of SPAC, (y) any SPAC Acquisition Proposal, and (z) any amendment of Organizational Documents of SPAC or other proposal or transaction involving SPAC or any of its Subsidiaries, which amendment or other proposal or transaction, would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by SPAC of, prevent or nullify any provision of the Business Combination Agreement, or any other Transaction Documents, the Initial Merger, the Acquisition Merger, any other Transaction or change in any manner the voting rights of any class of SPAC’s share capital.

(c)                Revoke Other Proxies. Sponsor represents and warrants that any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies or powers of attorney have been or are hereby revoked, other than the voting and other arrangements under the SPAC Letter Agreement.

(d)                Irrevocable Proxy and Power of Attorney. Sponsor hereby unconditionally and irrevocably grants to, and appoints the Company and any individual designated in writing by the Company, and each of them individually, as Sponsor’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Sponsor, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with Section 5.1. Sponsor understands and acknowledges that the Company and PubCo are entering into the Business Combination Agreement in reliance upon Sponsor’s execution and delivery of this Agreement. Sponsor hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 5.1(d) is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy and power of attorney is given to secure the performance of the duties of Sponsor under this Agreement. Sponsor hereby further affirms that the irrevocable proxy and power of attorney is coupled with an interest and may under no circumstances be revoked. Sponsor hereby ratifies and confirms all that such proxy and attorney may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND POWER OF ATTORNEY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS REVISED) OF THE CAYMAN ISLANDS. The irrevocable proxy and power of attorney granted hereunder shall only terminate upon the termination of this Agreement.

5.2            No Transfer. Other than (a) pursuant to this Agreement or (b) upon the consent of the Company, from the date of this Agreement until the date of termination of this Agreement, Sponsor shall not, directly or indirectly, (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than pursuant to the Initial Merger; (ii) grant any proxies (other than as set forth in this Agreement or a proxy granted to a representative of Sponsor to attend and vote at a shareholders meeting which is voted in accordance with this Agreement) or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares; (iii) take any action that would make any representation or warranty of Sponsor herein untrue or incorrect, or have the effect of preventing or disabling Sponsor from performing its obligations hereunder; or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying Sponsor from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Sponsor hereby authorizes and requests SPAC or the Company to notify SPAC’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting of the Subject Shares). Sponsor agrees with, and covenants to, SPAC, PubCo and the Company that Sponsor shall not request that SPAC register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares in violation of this Section 5.2.

5.3           Waiver of Anti-Dilution Protection. Sponsor hereby waives, forfeits, surrenders and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, the ability to adjust the Initial Conversion Ratio (as defined in the SPAC Charter) pursuant to Article 18.2 of the SPAC Charter in connection with the Transactions. Sponsor acknowledges and agrees that (i) this Section 5.3 shall constitute written consent waiving, forfeiting and surrendering the adjustment to the Initial Conversion Ratio pursuant to Article 18.3 of the SPAC Charter in connection with the Transactions; and (ii) such waiver, forfeiture and surrender granted hereunder shall only terminate upon the termination of this Agreement.

5.4           Waiver of Dissenters’ Rights. Sponsor hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Act and any other similar statute in connection with the Initial Merger and the Business Combination Agreement.

5.5            No Redemption. Sponsor irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, Sponsor shall not elect to cause SPAC to redeem any Subject Shares now or at any time legally or beneficially owned by Sponsor, or submit or surrender any of its Subject Shares for redemption, in connection with the transactions contemplated by the Business Combination Agreement or otherwise.

5.6            New Shares. In the event that prior to the Initial Closing (i) any SPAC Securities or other securities are issued or otherwise distributed to Sponsor pursuant to any share dividend or distribution, or any change in any of the SPAC Securities or other share capital of SPAC by reason of any share split-up, subdivision, recapitalization, combination, reverse share split, consolidation, exchange of shares or otherwise, (ii) Sponsor acquires legal or beneficial ownership of any SPAC Securities after the date of this Agreement, including upon exercise of options or warrants or (iii) Sponsor acquires the right to vote or share in the voting of any SPAC Securities after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

Article VI
Sponsor and Insiders Lock-Up

6.1           Sponsor and Insiders Lock-Up. Subject to the consummation of the Initial Merger, Each of the Sponsor and the Insiders (other than Cheng Yin Pan) (each a “Subject Shareholder”) covenants and agrees not to, during the Applicable Period, without the prior written consent of the board of directors of PubCo, Transfer any PubCo Ordinary Shares or PubCo Warrants received by such Subject Shareholder as a result of the Initial Merger and any PubCo Ordinary Shares received by such Subject Shareholder upon the exercise of PubCo Warrants (the “Lock-Up Securities” of a Subject Shareholder); provided, however, that the foregoing shall not apply to (i) Transfers by the Sponsor (A) to another Person that is an affiliate of the Sponsor, or to any investment fund or other entity Controlling, Controlled by, managing or managed by or under common Control with the Sponsor or its affiliates or who shares a common investment advisor with the Sponsor; (B) as part of a distribution to members, partners or shareholders of the Sponsor via dividend or share repurchase; or (C) by gift to a charitable organization or to a charitable foundation; (ii) Transfers by virtue of the Laws of the state of the Sponsor’s organization and the Sponsor’s Organizational Documents upon dissolution of the Sponsor; (iii) Transfers relating to PubCo Ordinary Shares or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares acquired in open market transactions after the Acquisition Closing; (iv) the entry, at any time after the Acquisition Closing, by the Sponsor into any trading plan providing for the sale of PubCo Ordinary Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Ordinary Shares during the Applicable Period insofar as it relates to the applicable Lock-Up Securities and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period insofar as it relates to the applicable Lock-Up Securities; (v) Transfers in the event of completion of a liquidation, merger, exchange of shares or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property; (vi) pledges of Lock-Up Securities by a holder thereof that create a mere security interest in such Lock-Up Securities pursuant to a bona fide loan or indebtedness transaction so long as such holder continues to control the exercise of the voting rights of such pledged Lock-Up Securities (as well as any foreclosure on such pledged Lock-Up Securities so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to the relevant Subject Shareholder, provided that such agreement shall only take effect in the event that the transferee takes possession of the Lock-Up Securities as a result of foreclosure); (vii) with respect to a Subject Shareholder that is an Insider, Transfers (A) by gift to any member of such Subject Shareholder’s Immediate Family; (B) to a family trust, established for the exclusive benefit of such Subject Shareholder or any of his Immediate Family for estate planning purposes; (C) by virtue of laws of descent and distribution upon death of such Subject Shareholder; or (D) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, further, however, that in the case of clauses (i), (ii), (vi), and (vii), these permitted transferees shall enter into a written agreement, in substantially the form of this Article VI, agreeing to be bound by the restrictions on Transfer of Lock-Up Securities applicable to the Transferring Subject Shareholder prior to such Transfer.

6.2           No Amendment or Waiver. Neither the Company nor PubCo shall amend or waive the lock-up restriction agreed with the Other Lock-Up Shareholders pursuant to Section 6.1 of the respective Shareholder Support Agreements unless the Company or PubCo, as the case may be, extends such amendment and/or waiver to each Subject Shareholder, under the same terms and conditions (including, for the avoidance of doubt, the timing of any release from such lock-up restriction) and on a pro rata basis. The Company and PubCo shall provide at least five (5) Business Days’ advance written notice to each Subject Shareholder of any such amendment or waiver.

6.3            Certain Definitions For purposes of this Article VI:

(a)          “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(b)          “Applicable Period” means the period commencing on the Initial Merger Effective Time and ending on:

(i)              with respect to fifty percent (50%) of the Lock-Up Securities of the Sponsor, the earliest of (x) one (1) year after the Acquisition Closing Date, (y) the date following the Acquisition Closing Date on which the PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date;

(ii)            with respect to fifty percent (50%) of the Lock-Up Securities of the Sponsor, eighteen (18) months after the Acquisition Closing Date; and

(iii)          with respect to the Lock-Up Securities of each applicable Insider, the earliest of (x) 180 days after the Acquisition Closing Date, (y) the date following the Acquisition Closing Date on which the PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date;

(c)          “Other Lock-Up Shareholders” means the “Shareholders” as defined in the respective Shareholder Support Agreements; and

(d)          “Immediate Family” means, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons.

Article VII
Additional Agreements of the Parties

7.1            Sponsor Affiliate Agreements.

(a)                Each of Sponsor and SPAC hereby agree that from the date hereof until the termination of this Agreement, none of them shall, or shall agree to, amend, modify or vary that certain letter agreement dated May 13, 2021 by and among the Sponsor, SPAC and the Insiders (the “SPAC Letter Agreement”), except as otherwise provided for under this Agreement, the Business Combination Agreement or any other Transaction Documents.

(b)                Each of Sponsor and SPAC hereby agree that each agreement as of the Acquisition Effective Time between SPAC (or any of its Subsidiaries), on the one hand, and Sponsor or any of Sponsor’s Affiliates (other than SPAC or any of SPAC’s Subsidiaries), on the other hand (but excluding any Transaction Document and the SPAC Letter Agreement) (such agreements, collectively, the “Sponsor Affiliate Agreements”) will be terminated effective as of the Acquisition Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of the Sponsor or SPAC, and on and from the Acquisition Effective Time neither SPAC, the Sponsor, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations under any of the Sponsor Affiliate Agreements and each of Sponsor and SPAC (for and on behalf of its Affiliates and Subsidiaries) hereby releases in full any and all claims with respect thereto with effect on and from the Acquisition Effective Time. Additionally, each of the Sponsor, SPAC and Insiders hereby agrees that the restrictions on Transfer of the Lock-Up Securities under Section 6.1 shall supersede and replace the Sponsor’s and each applicable Insider’s respective obligations in respect of lock-up and transfer provisions currently contained in Sections 5(a), 5(b) and 5(c) of the SPAC Letter Agreement (the “Original Sponsor Lockup”), and such Original Sponsor Lockup shall terminate and be of no further force or effect, in each case effective upon the Acquisition Effective Time.

7.2           Mutual Release.

(a)                Sponsor Release. Sponsor, on its own behalf and on behalf of each of its Affiliates (other than SPAC or any of SPAC’s Subsidiaries) and each of its and their successors, assigns and executors (each, a “Sponsor Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge PubCo, the Company, SPAC, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Releasee”), from (x) any and all obligations or duties PubCo, the Company, SPAC or any of their respective Subsidiaries has prior to or as of the Acquisition Effective Time to such Sponsor Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Releasor has prior to or as of the Acquisition Effective Time, against any Sponsor Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Sponsor Releasee); provided, however, that nothing contained in this Section 7.2(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Business Combination Agreement, the other Transaction Documents or SPAC’s Organizational Documents, including the right to receive PubCo Class A Ordinary Shares at the Initial Merger Effective Time and for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification or contribution, in any Sponsor Releasor’s capacity as an officer or director of SPAC, (iii) arising under any then-existing insurance policy of SPAC, (iv) pursuant to a contract and/or policy of SPAC, to reimbursements for reasonable and necessary business expenses incurred and documented prior to the Acquisition Effective Time, provided that such expenses shall be paid at the Acquisition Closing, or (v) for any claim for fraud.

(b)                Company Release. Each of PubCo, the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge Sponsor and its respective successors, assigns, heirs, executors, officers, directors, partners, members, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (x) any and all obligations or duties such Company Releasee has prior to or as of the Acquisition Effective Time to such Company Releasor, (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 7.2(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Business Combination Agreement or the other Transaction Documents or (ii) for any claim for fraud.

7.3           Termination. This Agreement shall terminate upon the earliest of (i) the Acquisition Effective Time (provided, however, that upon such termination, Article VI shall survive in accordance with its terms and Section 5.4, Section 7.2, this Section 7.3, Section 7.4, Section 8.1, and Section 8.3 shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its actual fraud or for its willful and material breach of this Agreement prior to such termination.

7.4            Additional Matters. Sponsor shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC, the Company or PubCo may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of SPAC or the Cayman Act) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Initial Merger or any other Transaction.

7.5            Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, nothing herein will be construed to limit or affect any action or inaction by any Insider serving as a director, officer, employee or fiduciary of SPAC or PubCo (as the case may be).

Article VIII
General Provisions.

8.1           Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company, PubCo and SPAC in accordance with Section 11.3 of the Business Combination Agreement and to Sponsor at its address set forth set forth on Schedule B hereto (or at such other address for a party as shall be specified by like notice).

8.2            Miscellaneous. The provisions of Section 1.2 and Article XI of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

ARTISAN LLC

Signature:	/s/ Cheng Yin Pan

Name:	Cheng Yin Pan

Title:	Manager

In the presence of:

Witness

Signature:	/s/ Wong Po Yee

Print Name:	Wong Po Yee

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

ARTISAN ACQUISITION CORP.

Signature:	/s/ Cheng Yin Pan

Name:	Cheng Yin Pan

Title:	Chief Executive Officer

In the presence of:

Witness

Signature:	/s/ Wong Po Yee

Print Name:	Wong Po Yee

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

PRENETICS GLOBAL LIMITED

Signature:	/s/ Danny Yeung

Name:	Danny Yeung

Title:	Director

In the presence of:

Witness

Signature:	/s/ Stephen Lo

Print Name:	Stephen Lo

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

PRENETICS GROUP LIMITED

Signature:	/s/ Danny Yeung

Name:	Danny Yeung

Title:	CEO

In the presence of:

Witness

Signature:	/s/ Stephen Lo

Print Name:	Stephen Lo

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

CHENG YIN PAN, solely in his capacity as the Chief Executive Officer of SPAC

Signature:	/s/ Chen Yin Pan

In the presence of:

Witness

Signature:	/s/ Wong Po Yee

Print Name:	Wong Po Yee

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

WILLIAM KELLER, solely in his capacity as a shareholder of SPAC

Signature:	/s/ William Keller

In the presence of:

Witness

Signature:	/s/ Catalina Keller

Print Name:	Catalina Keller

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

MITCH GARBER, solely in his capacity as a shareholder of SPAC

Signature:	/s/ Mitch Garber

In the presence of:

Witness

Signature:	/s/ Nadia Casolino

Print Name:	Nadia Casolino

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

FAN (FRANK) YU, solely in his capacity as a shareholder of SPAC

Signature:	/s/ Fan (Frank) Yu

In the presence of:

Witness

Signature:	/s/ Sin Tung Cheng

Print Name:	Sin Tung Cheng

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

SEAN O’NEILL, solely in his capacity as a shareholder of SPAC

Signature:	/s/ Sean O'Neill

In the presence of:

Witness

Signature:	/s/ Maria Srivastava

Print Name:	Maria Srivastava

[Signature Page to Sponsor Support Agreement and Deed]

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.